Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: March 16, 2022

The following transcript of a presentation on March 15, 2022 is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

FRONTIER GROUP HOLDINGS, INC. / SPIRIT AIRLINES INC.

Spirit Airlines Inc. presentation delivered at the J.P. Morgan 2022 Industrials Conference on Tuesday, March 15, 2022 at 2:10 PM

Moderator: All right, folks, the afternoon rolls on. In the past, Mark and I have toyed with the idea of trying to put together airline panel presentations. We’ve succeeded from time to time with the aircraft lessors — tomorrow is reserved for that business — but most airlines have been reluctant to appear on the same stage.

One of the reasons that’s been given to me in the past is, “Well, we don’t wanna give any implication that we might actually be working more closely with these airlines, and, God forbid, even contemplating a merger.” Fast-forward to today, and we have a merger and we have a panel of 2. [laughs]

This is good. This is what we’ve been pushing for, for a couple of years. Let me turn it over to Barry Biffle and Ted Christie, the CEOs of Frontier and Spirit Airlines respectively. Gentlemen, Thanks for being here.

Ted Christie: I’m going to go first. Good afternoon, everyone. I am Ted Christie, the CEO of Spirit Airlines. I’ll turn it over to Barry here in a little bit. Before we go through a slide deck, I have a quick update on what we’re seeing in the near term to give you guys some color on what the market looks like.

Heading out of the holiday travel period into the first part of January was a very difficult period for the airline business, quite a bit of disruption related to Omicron, cancellations, sick calls. That probably in this quarter cost us around $20 million in interrupted trip expense and that sort of expenses.

There was obviously a significant impact on demand as well. The period there, the post-holiday January period through the middle part of February, which is traditionally very off-peak, was the off-est of off-peak that we’ve seen. In fact, probably the period during the whole pandemic, with the exception of the beginning of the pandemic, as a result of the Omicron surge.

However, the good news is, by the time we hit the middle part of February into the President’s Day weekend, we saw a quick rebound. It was very v-shaped, in fact, and demand has been roaring back. Now that we hit the peak period here in spring break travel period, we’re now eclipsing 2019 in terms of volume and seeing yields for the month of March that are equal to or perhaps greater than what we saw in 2019.

Very encouraging signs for the remainder of the spring travel period and, more importantly, as we head into the summer, which we anticipate will be a very busy summer. From a capacity standpoint, in the first quarter, Spirit is up around 19 percent on a year-over-three-year basis. It looks like it’ll be about that way as well in the second quarter.

Things are trending in the right direction now that gotten past Omicron. I thought I’d give you guys a little bit of that color. We can move on now to the story of the day, which is the exciting announcement between Spirit and Frontier to create the largest ultra-low-cost carrier in the Americas, a true nationwide network, and a unique transaction, an airline merger that has no precedent.

This is a very unique deal. You’re combining two of the lowest-cost producers in the space, very complementary networks, and it delivers across the board to all constituents. This is a transaction that’s going to be very positive for the consumer.

In fact, our initial estimates say that, on an annualized basis, initially we’re going to deliver at least a billion dollars in total savings. I’ll explain to you in a second where that comes from. Basically, we get a little bit more incremental flying out of combining the two networks, and we can deliver that into markets we don’t serve, which helps us lower fares for our guests and our customers, which is a very good story.

We deliver for our shareholders as well. There’s $500 million in synergies. We’ve got a breakdown to that in a little bit as well. This is good for the environment. We both run the most fuel-efficient airlines in the Americas today. That will continue to improve as we take delivery of more and more fuel-efficient new aircraft.

We’re already the best producer on an ASM per gallon basis, and that gets better. In this environment, admittedly volatility has been difficult to stomach across the board over in the oil markets, but in an elevated oil market, this is even more important that we run very fuel-efficient businesses.

Finally, for our team members, this is a very positive thing for both the team members here at Spirit and for the team members at Frontier. There’s going to be tremendous opportunity. This is going to be a very large business. That means more stability, incremental jobs, lots of opportunity for our crew members, new bases, all kinds of exciting things there. A very, very good complementary transaction for both of us.

Here’s a little bit about the specifics of the transaction. Where we’re landing is Frontier equity will own about 51.5 percent of the business. Spirit equity holders will own 48.5 percent of the business. There’s a little bit of cash that changes hands as well.

The board will be a combination of the best of the two boards chaired by Bill Frankie the current chairman of Frontier. Then we’ll work out the specifics around management team, branding, and headquarters location over time. That those decisions will come.

Right now, we’re both focused on running the best businesses we can. This is still a choppy industry right now. Both management teams, head down, focused on good operations into the peak periods, which is critical for both of us. I think that’s the right place to be focused.

We are expecting that we would close commercially on this transaction sometime in the second half of this year, probably the latter part of that, as we work through the regulatory approval process.

I mentioned the winning side of this for both consumers and shareholders, the billion dollars in savings driven by incremental utilization of aircraft. When you put two network businesses together, you’re going to create some incremental efficiencies with scale. That comes with a sparing ratio and with scheduling efficiencies.

Initial estimates tell us that we think we can free up somewhere around 10 airplanes on day one. All that gets deployed in the markets we don’t serve and creates low-fare opportunities to stimulate more traffic. That’s a big savings opportunity for our guests and our consumers.

We have synergies of half a billion dollars on a run-rate basis. Again, this is at the op line. While it is divided up into commercial synergies and cost synergies, this all falls to the op line. That half a billion is net of expenses to achieve. I’ll walk you through some of the specifics of that here.

All of the $500 million in synergies that we anticipate receiving as a result of this transaction, 100 of it is cost synergies, largely procurement, fleet synergies, and resolving some of those things as a combination of scale, so good, positive cost benefits that, quite frankly, are a real asset to this combined business.

As collectively the industry faces continued inflationary pressures on labor and airport-related expenses, this is a unique way for us to continue to fight those that other airlines, quite frankly, don’t have available to them, so a real positive there.

Then on the commercial side, the balance, the about $400 million — again, at the op line — includes some distribution benefit, which is material. Now we’re opening up the e-commerce sites and the distribution platforms of both businesses to more people. We think that that improves load factors.

Today, both businesses are high-load-factor airlines, but they do operate at a slight load-factor of deficit than some of our peers internationally. We think this will give us a chance to improve that some by widening the distribution funnel on both cases.

I mentioned the schedule efficiencies driving about $145 million of revenue-related synergies into the business. We’ll increase aircraft utilization, basically, and that gives us some incremental flying and drives some more benefit to the op line for us.

Then, on day one, you put the two networks together and there are incremental connecting opportunities. In fact, we think there’s 300 or so markets that neither one of us technically price today that we would price as a combined network. That drives a little bit of benefit as well, so some real achievable and beneficial synergies because they produce both up-line benefit, but unit cost efficiency, which is the way we drive our business.

A quick look at the network. What this does illustrate is the complementary nature of both airlines today. Spirit has largely been a strength on the Eastern Seaboard of the United States. Frontier has grown up on the western side of the United States.

We clearly overlap today in some places, but we can contribute quite a bit from the Eastern Seaboard, and we know they have strengths in the West. You can see where our yellow lines up and down the Eastern Seaboard into the Caribbean, giving some real benefit there.

Frontier touches quite a few dots throughout the Midwest into the western part of the United States, so a lot more non-stop routes for us to serve, a lot more opportunities for our guests, which is going to contribute real benefits to the strength of our loyalty programs combined and attachment with future people booking travel on these combined airlines.

One interesting point is that we think there is real opportunity for us to continue to penetrate even in small and mid-sized markets that neither one of us serve today because the distribution power and connecting power of the networks make it more realistic for us to serve those type of markets.

We have a couple examples here like Eugene or Worcester, Mass, those types of places where we’ve either never served them or had difficulty making them work. The combined airline will probably do a much better job at making those types of markets work.

Here we have a look at the sizing of the businesses. As you can see, separated, were down seven and eight in the industry. Combined will be, on an ASM basis, the fifth largest airline in the United States. Look at the bubbles above, you can see what makes our model work.

We’re still about $108 an average fare combined, and everyone else is considerably higher than that. We see no reason that will change. In fact, the combination provides us with more efficiencies and ways to continue to drive costs lower, produce low fares, and stimulate more traffic, so a really good chance for us to continue to penetrate and stimulate, which is what the models are all about.

Finally, before I turn it over to Barry, what are our businesses always all about? It’s about low costs. We are the most cost-efficient producers in the space today. That will continue post-closing with continued synergies and growth opportunities for both businesses.

You can see these cost differentials between the higher cost carriers are significant. We use that to compete with low fares and stimulate activity. It has worked extremely well over the course of this experiment at Spirit, which has been ongoing now for almost 16 years. Frontier joined the fold as a ULCC almost nine years ago. A lot of success, but, more importantly, a lot of opportunity.

With that, I’ll turn it over to Barry, and we’ll take Q&A.

Barry Biffle: Thanks, Ted. Before we get going, I’ll give a quick update on Frontier. We said a few things last week. I’ll build on that. We too, like Spirit, saw the Omicron variant put a dent into January and February especially, probably the worst we’ve seen since this started.

Unfortunately, like a lot of people, we’d bet on a recovery, so we had a lot of flying that probably wish we didn’t have at that point. While we had some of the worst load factors and some of the worst revenue in the first part of the quarter, about 30 days ago we did start seeing the demand rushing back.

I think what’s interesting is if you look, everybody’s talking about inflation, but we’re not talking about the side, which is that incomes are at a level that we’ve never had before. If you look at the hotel industry, you look at your Uber prices, your restaurants, car rentals, you’re seeing every other sector in the travel space, we’re not talking to small increases, we’re talking 20, 30, 50 percent increases in some cases, like ADRs.

You’re seeing levels way higher than pre-pandemic. We’re seeing that income come in at a time that everybody’s wanting to be back traveling. Over the last 30 days, we’ve seen the highest fare-plus-ancillary, so total revenue per passenger on all future sales in the last 30 days be higher than 2019.

In total sales, even adjusted for size going out, looking at our booking curve through the summer, we’re above that as well, for the same 30-day period in 2019. If you roll that forward, so we’ll have the worst quarter maybe since the pandemics started, but you can see we have line of sight to profitability at those kinds of levels. At over $120, as you saw, we were $108 in 2019, so that’s considerably more.

I’ll talk a little bit about fuel in a second. Just to give you an idea, fuel’s up about 10 or 12, so we can cover the fuel prices at this level. That’s what it’s enabled us to start being cash-breakeven, and hopefully, we see that translate to profitability by the summer.

Back to talking about the merger, I’ll build on some things Ted was telling you about. Let’s talk about the consumer. We have been pretty small. Yes, we’re stronger in the West, as Ted illustrated. They’re stronger than the East. The truth is that consumers don’t have as much choice with us. Not only are the big four considerably bigger, but our frequent flyer program and theirs doesn’t stand a chance against any of the big four.

Your frequent flyer program gets better. There’s more ways to get across the network. There’s the 300 ONDs that Ted mentioned a while ago. You get a lot more offering from the recipe of what you give a consumer in offering. It doesn’t stop with just the frequent flyer and the places you can go. There’s depth as well.

As you can see on this chart, it shows you in some of these examples what happens in like a Baltimore to Orlando. You’ve got nine frequencies a day on the big guys. We have two flights. Spirit has three. Together, we start to be somewhat competitive from a frequency perspective.

Obviously, not dominant by any stretch. This isn’t about doing that. This is different from any other merger in the past. This isn’t about consolidating, cutting capacity, and raising prices for consumers. This is about getting more, people more low fares and more places. And it does it at a time that also gives you more frequencies. If we do have disruption, we can be much more reliable.

One of the things that’s ironic today, we’re well aware of where consumers see us and some of the challenges that we drive in complaints as an example. I’ll tell you, we’ve consistently, both of us, been in the top tier from a completion perspective. Yet at Frontier, our number one complaint with the DOT is about flight disruption.

The reason for that is, even though we have high marks — last year, we were third place in completion — when we do have to cancel, albeit small amount of time, it’s more disruptive to the passenger because we don’t have the frequency to recover.

This thing not only gives people more low fares, but it’s going to deliver a much more reliable experience for the consumer as well.

It wouldn’t be a conference these days without talking about ESG. We believe that the combination will not only be the greenest but by a mile in the space. You can see this chart shows you that the combined company will get 105 miles per gallon per seat. That compares, over on the other side, they’re down at 65.

In practical terms, and this is an economic as well as environmental, we burn 10 gallons of fuel to move a seat 1,000 miles. Some of the big airlines use 15 Gallons. When you’re seeing $3.50, $4.00 a gallon — you just do the math — that’s $4 times five, that’s $20 each way, $40 round trip. So there’s an economic component.

Not only is it the best thing for your wallet, it’s the best thing for the planet too. We’re proud of where we are. Both of us taking on the 321Neo is going to continue to push that. We’ll be at 105, as I mentioned just a moment ago by 2025, but the 321Neo approaches 120 miles per gallon, so just dramatic differences. We’re green and getting much more green as we move along.

Not just having the greenest planes, but also we got a lot of growth. As you can see, the combined companies will have 350 aircraft on order once we merge. By 2026, that’ll be 75 percent larger than today. We’ll have a yellow plane with an animal in the tail. That’s a joke. Anyway, 12 percent CAGR, and excited about what this can mean from a growth perspective.

Where will we put all these aircraft? Everybody’s like, “Oh, do you have enough space?” The truth is we see enough for 600 to 700 more airplanes at our cost structure. What this slide shows you is that there’s over 2,000 markets that we can drop the fare 20 to 70 percent and make money.

The dark green line is our cost, and all the dots represent the over 2,000 routes of opportunity. If you exploited all those, it would take 600 to 700 aircraft, and we only have 350 on order. Excited about the growth, excited about the orders that we have, and we got plenty of opportunities. I’ll show in just a minute how we see the landscape from a cost advantage perspective.

I mention how green we were. A lot of that has to do with the combined average fleet age, just five years, and this is going to continue to stay low as you can see. We continue to grow with more and more of the fleet being the Neo, aircraft for the new engine option, which is the greenest option available with today’s technology.

We mentioned everybody wins. Specifically, our team members win and these direct jobs. We believe it will create over 10,000 high-paying, mainly union jobs by 2026. It’s just a lot better career opportunity for our people because the company is going to be that much more stable as we combine. That gives a lot more career stability.

We think it’s a great opportunity for our all our employees. If you’re a pilot or a flight attendant, you’re going to have that many more bases to choose from. They care a lot about their pay but they also care about their lifestyle. More basis gives more options and more career opportunities for people. We’re excited what it does for team members.

To wrap up, the merger makes sense. The consumers are going to win with more low fares to more places. The biggest thing, as Ted showed you a while ago, that’s going to benefit consumers is the 300 markets, more markets, more utilization of aircraft.

Also, you get higher distribution on there. You’ve got more people at even on our existing aircraft, on each side, raising load factors, but giving more people access to those low fares.

As I mentioned, our team members are going to win from this. We’re going to add 10,000 jobs on a direct basis, even more, probably double that, on an indirect basis with our partners. Obviously, shareholders are going to win with the $500 million in synergies that we unlock through the merger. We think it’s great for everybody involved, all our key stakeholders.

Let’s shift gears a moment to talk about the opportunity and why we think that the setup today is better than it’s probably been in 10 to 20 years. When we went into COVID, there were some folks with a lot of debt. This debt doesn’t have anything to do with that.

What this slide shows you is, if you took the debt that airlines took on in the United States during COVID, and you use a normal amortization table plus interest, what it would take per passenger for those airlines to pay back that debt. We’re not picking on any one particular carrier.

If you exclude Spirit and Frontier together, the industry needs $21 per passenger to pay back the COVID debt. It’s considerably higher for some. In some cases, it well exceeds the amount of money that they even made in 2019 and before. That compares to $4 with the combined airline. It’s a fraction of that. Our cost advantage is going to widen, especially when you include debt. That’s why the setup is starting to get a lot better.

We put together this slide and I’ll spend a little time on it for a second. You can focus on it. If you look at the dynamics that we have today, and you go back to the creation of Spirit Airlines, what you know as Spirit in the mid-2000s and being a ULCC, in the last two decades, this situation has never been this great, at least for us.

You had a cost advantage going into this. Half of the capacity in the United States has cost us over 70 percent higher of ours going into COVID. As I showed you with the debt and now with the fuel prices, those advantages are going up even more.

Then you look at how they’re managing ex-fuel inflation, not to speak for our friends at Spirit, but they and ourselves have been managing the ex-fuel inflation probably better than anybody.

Let’s talk about all these things that investors keep talking about, which is when is leisure demand going to come back? Well, there’s some data out there. I think Jamie’s put out some stuff. I think we’re around 90, 95 percent in the leisure space. That’s one thing. What do you do about business? If you don’t get business travel for the industry, then how do you get your average fare up?

If you see on this chart, you can say, “All right. Well, does business travel come back?” Sure. We know fares have to go up, so fares go up. If it doesn’t come back, then you’ve got a raise prices on the leisure customer as you can see. In fact, I heard that dinner last night there was another one of the big four talking about how they’ve been raising prices on the rich folk and the rich folk can pay it.

It’s an interesting thing. Maybe that shows up, but to prove our point, yes the big four are raising prices. If they don’t get away with it and for some reason, not all rich people are stupid, and let’s say they look for value and they go to Costco, they do the same thing with their lines too. If they choose to save a little money, maybe they don’t, if there’s not enough volume, then they’ll cut capacity and prices go up.

Any way you cut it, prices to go up with the big four with the dynamic, the situation, and the setup that we have today. Let’s talk about the cost. You’ve got $100 oil? Maybe it’s $95 today. It was $130 a week ago. It’s going to be high for a while, so we’ve been investing for over a decade, but of us, to be where we are from a green perspective.

Again, as I mentioned earlier, we’re burning 10 gallons to move a seat 1,000, miles versus 15 at the big airlines. That Advantage is real. That’s 20 bucks each way, 40 bucks round trip. Then you look at the ex-fuel inflation. We’re managing this better and we’re continuing to figure out ways to further manage that down.

As an example, at Frontier, we haven’t taken a 321 in four years. That up-gauging is starting to happen in a pretty big way later this year. We expect that we’ll continue to widen that ex-fuel advantage as well. Then you’ve got the COVID debt of 21 bucks that I mentioned. Ours is 20 percent of that.

You’ve got the cost advantage widening at the same time that, on the fare and the revenue side, you’ve got the fare advantage widening. Those things are coming together to create what we believe is the best setup for ULCCs. You put that together with the synergies that Ted outlined a while ago, it gives you on the revenue side as well as the cost, and we think that Frontier and Spirit can do a great job together.

To wrap up, we think that fundamentals should start to matter. People always joke. It’s like balance sheets don’t matter until they do. Let’s start looking at fundamentals again because we think now is the time. You’ve got the COVID debt. You’ve got the lowest fuel burn. You’ve got the lowest overall total cost.

You’ve got over 2,000 markets of opportunity, over 600 aircraft. We’ve got 350 on order to do that, and we’re excited about exploiting it. In conclusion, we think everybody wins including shareholders, so we’ll now open it up to questions.

Ted: Is this one live? Can you hear me on this? Before we get to Q&A, I had one other clarifying point. On the update I gave in the beginning, which was the punch line. We’re seeing jet fuel price per gallon in the current quarter about $2.90 a gallon.

When you factor that in along with the expense that we saw in the beginning of the quarter related to the disruption that we saw over the holiday period, plus this nice recovery that we’ve seen in this second half, we’re looking at an EBITDA margin probably of around -11 to -13, something like that. At least gives you a little feel about how our quarter’s shaking up.

[off-mic comment]

Ted: I said EBITDA. Is there anything else I need to hit?

Barry: I think I got everything.

Moderator: Could you go back to the slide that shows you never lose under any circumstance?

[laughter]

Barry: What’s the problem with it?

Moderator: The business travel return. we’re optimistic on that front. Yes, that causes big four realized yields to rise and, yes, that would raise the fare umbrella, which is under big four fares rise. As a consumer, why does that matter to me? Why does it matter to a consumer shopping for low fare if Mark, Streeter books an $1,800 one-way ticket on Delta, which contributes to the big four fares rising? I’m wondering how that...

Barry: It makes our fares look that much more appealing to the consumer. If they’ve got affluent customers on the leisure side that they charge more money or they’ve got business customers, that’s fine. Those sticker prices scare off consumers.

We get it. We’re on the leisure end of the space, and we’re on the people that need an option to travel, inexpensive uneventful travel. That’s what we’re all about. We’re not in that business, but it makes them flock to us more because we are the low-fare option.

Moderator: Delta isn’t, in the example that I gave, the competition isn’t advertising an $1,800 one-way fare to your audience. Couldn’t you argue that Mark paying that generous fare makes it easier for one of those big four to add inventory to $69 level that does potentially compete with your $69 fare

Barry: Maybe they do, but the fuel price alone to the consumers is higher than that with PFCs today.

[crosstalk]

Barry: They can’t compete. They need over $20 more each way just for gas. Then you get into the variable labor costs and everything else. I think the days of basic economy are going to be challenging to hit those kind of numbers.

Moderator: As a passenger, one of the things that you said earlier on that interested me was freeing up aircraft, having more spare coverage, and having more network connectivity. I don’t think a lot of consumers buy air travel with contingency planning in mind, but you admit that, when there is a cancellation, it’s much harder for both of your franchises.

You can’t backhaul them over Salt Lake and then get them to Boston or whatever. It made me wonder, for the combined entity, how is the travel experience going to be different for the consumer?

Obviously, they’re going to have more drop protection. Do you think you will target more daily frequencies? I’m wondering, a few years down the road once the deal is closed, what is the in-flight, purchase, and protection experience for the consumer relative to what a Spirit customer or a Frontier customer has grown accustomed to?

Ted: I’ll kick off. First of all, the scale of the network’s going to give them a lot more opportunity. I mentioned earlier, people may make limited buying decisions based on contingency, but they absolutely make a buying decision based on whether or not it feels like it’s going to continue to provide me value over the long term.

The combined business will give them more choice. An example would be today if we fly a day of the week into a market and there’s no connecting opportunity on the off day, but because adding the combined networks together, we now have multiple decisions to make to get to the same destination.

You’re more likely than not to convert on that particular sale. That type of thing is real. It happens today on large network carriers, that kind of thing. I think there’s real value there. As to what the consumer would perceive. what they’ll see is a bigger more complimentary network.

I think they’re going to be more apt to join the loyalty program to adhere to the way that the combined network gives them value over time. The learned behavior will be, because Barry’s right, we both have run pretty good airlines over the last few years as it relates to completion factor and on-time performance.

People, when they get disrupted, it’s very disruptive because we may have limited service. That’s a learned thing that will come out over time. “Gosh, I was able to get re-protected on, like you said, a backhaul connection,” or somewhere over Atlanta that I couldn’t do before. I think that gets us value over time, wouldn’t you?

Barry: We can even go through the travel experience. If you think about booking on the airline, when we merge we’ll cut our costs in half for Web development, right? We should have a better website. We should have better apps. The selling experience, the check-in experience online, should be much better.

Then when they come to the airport, right? People focus on we’re big in Denver, they’re big in Fort Lauderdale, or something like that. The vast majority of the places that we fly, if you think about the experience, the other end, we have like gate and a very small footprint at the ticket counter.

We’re going to have much more coverage throughout the day for people whether it be baggage service or checking in. Then onboard the aircraft, all I can tell you is that we’re going to look at their customer feedback, we’re going to look at ours, just like we’re going to look at every contract. We’re going to look at every process. We’re going to look at every org chart.

We’re going to figure out the best way to have the best onboard experience. I’m sure they have things that sell better than we do and vice versa. We’ll figure that out as we go. Then when things go bad, we will have a much more reliable and more recoverable experience. That’s why we say everybody wins.

Mark Streeter: It’s Mark Streeter. While you’re waiting for regulatory approval, how much work are you doing on the brand decision? Is that full steam ahead? Are you comparing Q scores? Jamie and I have been debating. When we look at Spirit, for example, we think, “Well, is it a little bit more well-known? It has more SNL skits references and so forth versus Frontier, but is that good or bad?”

I know you’re rolling your eyes, Ted. We’re trying to figure out how is this process working? What are the decision factors? Now, are you going about customer service surveys and so forth? Is that something where you need to wait until you get further along in the approval process?

Ted: To be honest, the focus on getting the transaction announced, getting us through that period, and now the focus is, quite frankly, on getting the approvals we need to get the transaction to completion. That’s where the combined work is mostly focused.

I don’t believe a lot of work has been done yet on determining the appropriate brand. I think the analysis you suggest would be the way we would start looking at that, amongst other things. As I said, those decisions will come in time. Right now, we’re both focused on running good airlines and getting the transaction completed and closed. We’ll start looking at that work over the next few months.

Mark: Then on the revenue synergy number of $400 million, remind us. Have you talked about what the loyalty component is of that by combining the frequent flyer programs, creating the bigger airline, and so forth? Is that included in those numbers or is it simply looking at the network revenue synergies? I forget what you said about that.

Ted: There’s a small component. but it’s tiny. A lot of those take several years because it takes a while to integrate. We haven’t put that in there.

Moderator: Other questions from the room?

[background sounds only]

Audience Member: Hi, can you talk about some of the differences in the labor contracts that may exist between the two carriers and when they are up for renegotiation, and any risk you might see with any of that?

Barry: This merger is a lot easier than practically than any of them I’ve seen. It’s the only one I’m aware of that was 100 percent common fleet types in the last 20 years. That’s a lot simpler. On the labor side and workforces, they’re largely complimentary as well.

On the pilot side, you’ve got ALPA on both sides. As I understand it, they have a process that they will go through to integrate. Same thing, we have AFA, they have AFA. I think the only difference is I think on the dispatch there’s a slightly different union, but it’s a smaller group. Hopefully, we can work out those differences a lot easier.

In one case, for mechanics, for example, we have IBT and they did not have a unionized workforce. As far as timing...

Ted: You asked about opening. We’re opening negotiations right now with our flight attendants. That’s been open for a few months. Our pilot agreement reaches amendable date next spring. There is an early opener clause to the extent that the pilots want to exercise that. That’s where we are with them. You guys...

Barry: We have two-plus years on all of ours still outstanding, on the pilots and the flight attendants. It’s very similar for the mechanics. Our dispatch is open right now.

Ted: The real good news, as Barry said, just to emphasize, is both major union groups are represented by the same national union. They have experience at combining seniority lists and contracts. They have, in some cases, in their constitution, very clear rules that they’ll do it. That does lend to the more simplicity of this deal than other deals.

Nothing’s going to be perfect or easy. There will be some work here, but at least it’s a good starting point.

Barry: One thing to remember too, this isn’t a merger of distress, right? You’re not dealing with who gets laid off on one side or the other. That’s not what we’re dealing with. We’re both growth companies. We plan to continue growing, and so our career opportunities get better. They don’t get worse. That is very helpful when you’re trying to put something together.

Moderator: Yes, question?

[off-mic question]

Moderator: I haven’t kept very close notes on all the prior mergers, but there’s always some objection that is filed by some consumer watchdog group that I usually haven’t heard of. I have heard of AOC. I have heard of Elizabeth Warren. I’ve heard of Bernie Sanders.

I was a little surprised at last week’s letter. How did you perceive that? What was your take? I assume they sent you a copy as a courtesy.

Barry: We’ve seen the letter. I think it’s important to note that the big four consolidation has caused a situation in this country where they control 80 percent of the marketplace. That’s caused a lot of friction with consumers. I’m sure Senator Warren and AOC and others have those concerns based on that experience.

I don’t know if they’d flown Spirit or Frontier. I would love to sit down and talk to him because we agree with many of the points that they’re making. We just disagree that we think that this is negative for consumers. We think this is good for consumers.

Ted, can probably tell you. Out of the top 50 airports in the United States, Fort Lauderdale is the only one that is controlled by either one of us. It also happens to be the lowest fares of any of the 50 metros in the United States. If you go to Atlantic City, you’ll find us in the bottom tier of yields in the United States. It’s 100 percent monopoly of Spirit. You go to Trenton, New Jersey, you’ll find the same thing with Frontier.

We think that we can demonstrate that this is good. We agree with them. We think that people need more low fares to more places and a better experience. We look forward to going through the process to talk to him about it.

Moderator: I think the letter was very clear in stating if there are concerns we want to make sure. What we’re anxious to show is that we’re aligned here. This is about us providing competition and stimulating growth.

Moderator: That’s why I was wondering if maybe it was positive...

Barry: We’ll see.

Moderator: regulatory growth because it opens dialog.

Barry: We think we have a constructive conversation. We’re excited about it.

Mark: One last question for me. Have you started to think about when the businesses are combined how you might finance the business differently — greater scale, both of you lease a lot of aircraft, you do a lot of bank debt, and so forth. Spirit did a brand deal. Frontier didn’t, at least in the public markets.

Thinking about there’s a whole menu of ways you can finance an airline going forward. You’re a little unique in terms of that reliance on operating leases and so forth. Because that’s you doing you’re smaller airlines and so forth. As you become much bigger, you can do different things. That balance sheet can mature.

I’m wondering if you thought about what you’d like the business to look like five years from now on a combined basis in terms of how you’re funding it?

Ted: Not yet. There’s tremendous opportunity there from a cap structure optimization perspective. You’re right. Frontier relies exclusively on operating lease financing for their Fleet. We’ve done a mix of that over time. We’ve used the public markets. We’ve used the private debt markets. We’ve used cash.

I think another synergy there is that the creditworthiness of this business is going to go up. It’s probably going to enhance our ability to get the right deal, which is always been what we’re both about as it relates to financing the fleet, which is the primary use of the capital that would that we source. That’s another opportunity for us to evaluate as we close and move on.

Mark: I think that’s it for time. Thank you.

Ted: Thanks, everyone.

Barry: Thanks.

[applause]

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.